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                                                                   Exhibit 99.37

TO OUR SHAREHOLDERS

The first quarter of fiscal 2007 has been both exciting and productive for Transition Therapeutics Inc. ("Transition" or "the Company"). We entered into a major strategic collaboration with Elan Pharma International Limited ("Elan") to co-develop Transition's Alzheimer compound AZD-103, secured funding from the Juvenile Diabetes Research Foundation International ("JDRF") for our GLP1-I.N.T.(TM) program, and announced positive results from the hepatitis C clinical trial.

During the three months ended September 30, 2006, and up to the date of this letter, the Company achieved the following significant milestones:

     AZD-103 - ALZHEIMER'S DISEASE:

     - Transition and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer's disease product, AZD-103.

     - Received clearance from the United States Food and Drug Administration to commence Phase I clinical trials to evaluate the pharmacokinetics and safety of escalating doses of AZD-103 in healthy volunteers;

     - Positive results released from Canadian Phase I clinical trial of AZD-103 showed that AZD-103 has a favourable pharmacokinetic profile and preliminary safety data indicated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study.

     I.N.T.(TM) - DIABETES:

     - Transition received the remaining US$750 thousand of the US$1 million relating to the amended I.N.T.(TM) license agreement between the Company and Novo Nordisk A/S ("Novo Nordisk") which restated the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM);

     - The Company and the JDRF, located in the United States, entered into an agreement in which the JDRF will provide milestone driven funding of up to US$4 million to assist in the expedited development of GLP1-I.N.T.(TM) over a two year period.

     HCV-IET - HEPATITIS C:

     - Announced interim data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

     SUSTAINING FINANCIAL STRENGTH:

     - Received the first upfront payment of US$7.5 million from Elan under the terms of the collaboration agreement for the joint development and commercialization of AZD-103 for the treatment of Alzheimer's disease.

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     -    Received the second anniversary payment of $400,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc.

     - Extinguished the indebtedness assumed related to the November 2005 Protana asset purchase.

STRATEGIC COLLABORATION

In March 2006, Transition completed the acquisition of Ellipsis
Neurotherapeutics Inc. The key asset in the acquisition was the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both reduce disease progression and improve symptoms including cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize AZD-103. Under the agreement, Transition will receive US$15 million in upfront payments and potentially an additional US$185 million in milestone payments upon the successful development, regulatory approval and commercial launch of AZD-103. Transition and Elan will share the costs of development and profits from commercialization. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of AZD-103.

We are extremely pleased to have Elan as our collaborator in developing AZD-103. Elan shares our vision and commitment to develop an effective Alzheimer's disease therapy. We are confident this collaboration will allow us to fully achieve the potential of the disease-modifying compound AZD-103 and help make a difference in the lives of millions of Alzheimer's disease patients and their loved ones.

PIPELINE REVIEW

I.N.T.(TM) FOR DIABETES

On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM).

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

With respect to GLP1- I.N.T.(TM), preparations are ongoing for Phase I studies to further expand the dose range and duration of G1 administration in humans. These study results

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will provide important data to enable Transition to submit an application for a
Phase II clinical trial combining G1 and a GLP-1 analogue.

HCV-I.E.T. FOR HEPATITIS C

In August 2006, the Company announced data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

This trial showed signs of efficacy in non-responding hepatitis C patients, a patient population without any approved treatments available. Our next steps in the development of the product will be to seek a partner to perform a larger study to identify the optimal dosing regimen for this therapy.

MS-I.E.T. FOR MS

The landscape of the MS therapeutic market has changed significantly with the re-introduction of natalizumab (Tysabri(R)) and the promising data recently reported with agents currently in clinical development. These new therapies and drug candidates are demonstrating levels of efficacy in MS patients that are approximately twice that of interferon beta. In addition, these new therapies are more convenient for patients as they are either administered orally or require fewer injections than interferons.

As the future care of MS patients may be less focused on the use of interferons, the product opportunity for MS-I.E.T. has diminished. Transition has decided to discontinue further development of the MS-I.E.T. program and will focus its clinical development and financial resources on its leading products in Alzheimer's disease, diabetes and hepatitis C.

OUTLOOK

With multiple development partnerships and a strong focus on our lead products for the treatment of Alzheimer's disease, diabetes and hepatitis C, clinical development news will be reported on many fronts. Our collaboration with Elan provides us a strong partner for the development of AZD-103 through Phase I and into Phase II trials and beyond. Together with the JDRF, we are preparing to seek regulatory clearance for Phase I clinical trials to enable Phase II development of our GLP1-I.N.T.(TM) product. Also, we anticipate reporting data from our Phase II clinical trials with E1-I.N.T.(TM) in type I and II patients in the near term.

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We look forward to updating the shareholders on the progress of these clinical programs.


/s/ Tony Cruz
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Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.